

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-Mail
Hojabr Alimi
Chief Executive Officer
Ruthigen, Inc.
2455 Bennett Valley Road, Suite C116
Santa Rosa, CA

> **Re:** **Ruthigen, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 8, 2013**
> **File No. 333-190476**

Dear Mr. Alimi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please revise your financial statements and MD&A with updated interim financial information through the period ended June 30, 2013.

2. We acknowledge your response to comment 6 and are uncertain why the fact that all direct or indirect product related costs for RUT58-60 are included in your historical financial statements is determinative as to why carve-out financial statements from Oculus are not necessary. With a view toward telling us more about the development history of RUT58-60, please revise your disclosure in Business to provide a chronology of the activities related to the development of RUT58-60. At a minimum, please disclose:

- When Oculus conceived of RUT58-60;
- The nature and timing of discovery activities;
- The nature and timing of formulation activities;
- The nature and timing of other pre-clinical activities including in vitro and toxicology studies;
- The number of predecessor formulations and when each was founded that form the basis for the current formulation of RUT58-60;
- When the new, unique hypochlorous acid-based formulations that were disclosed to Oculus' intellectual property counsel in December 2012 were founded and how they relate to the formulations in the preceding bullet;
- The costs in terms of dollars and/or manpower associated with the discovery and formulation activities, separating the activities untaken by Oculus from those you undertook.

In your response, separately tell us whether Oculus sponsored the initial clinical trials conducted by physicians in Mexico that demonstrated the faster tissue healing associated with hypochlorous acid products as disclosed on page 3. In addition tell us what information the Oculus Board of Directors reviewed when, in November 2012, it directed Oculus management to explore the idea of creating a wholly-owned subsidiary within which to pursue the development of RUT58-60.

3. We note that you are requesting confidential treatment for portions of Exhibit 10.4. Please be advised that we will review your request for confidential treatment once it is received and will provide any comments under separate cover. We will not be able to process any request for acceleration of the effective date of the pending registration statement until any such confidential treatment request is resolved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Ivan Blumenthal
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        666 Third Avenue
        New York, NY 10017